UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMPASS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

NONE

(CUSIP Number)

Philip Ferneau

Borealis Granite Fund, L.P.

Vox Health Fund, L.P.

Borealis Capital Partners III, LLC

Borealis Capital Partners IV, LLC

Philip Ferneau

10 Allen Street

Hanover, NH 03755

Telephone: (603) 643-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
1	NAME OF REPORTING PERSON Philip Ferneau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,914
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This percentage is calculated based upon 52,151,798 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Compass Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.

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CUSIP No. None
1	NAME OF REPORTING PERSON Vox Health Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,914
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is calculated based upon 52,151,798 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Compass Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.

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CUSIP No. None
1	NAME OF REPORTING PERSON Borealis Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,914
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	This percentage is calculated based upon 52,151,798 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Compass Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.

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CUSIP No. None
1	NAME OF REPORTING PERSON Borealis Granite Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,342

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is calculated based upon 52,151,798 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Compass Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.

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CUSIP No. None
1	NAME OF REPORTING PERSON Borealis Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,342

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	This percentage is calculated based upon 52,151,798 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Compass Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.

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Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”), of Compass Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 245 First Street, 3rd Floor, Cambridge, Massachusetts 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by Borealis Granite Fund, L.P., a Delaware limited partnership, Vox Health Fund, L.P., a Delaware limited partnership, Borealis Capital Partners III, LLC, a Delaware limited liability company, Borealis Capital Partners IV, LLC, a Delaware limited liability company, and Philip Ferneau, an individual (collectively, the “Reporting Persons”). Borealis Capital Partners III, LLC is the general partner of Borealis Granite Fund, L.P. Borealis Capital Partners IV, LLC is the general partner of Vox Health Fund, L.P. Phil Ferneau is a managing partner of Borealis Ventures. Mr. Ferneau holds a majority ownership interest in Borealis Capital Partners IV, LLC and is the designated manager with voting and investment power over the shares held by Vox Health Fund, L.P.

(b) The business address of each of the Reporting Persons is 10 Allen Street, Hanover, NH 03755.

The directors and executive officers of each of Borealis Granite Fund, L.P., Vox Health Fund, L.P., Borealis Capital Partners III, LLC and Borealis Capital Partners IV, LLC are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(c) The principal occupation of Mr. Ferneau is managing partner of Borealis Ventures, a venture capital firm. The principal business of each of Borealis Granite Fund, L.P., Vox Health Fund, L.P., Borealis Capital Partners III, LLC and Borealis Capital Partners IV, LLC is venture capital investing.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philip Ferneau is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D relates to an aggregate of 2,435,190 Shares that were acquired by the Reporting Persons in exchange for membership interests of Compass Therapeutics, LLC, a Delaware limited liability company (“Compass OpCo”) pursuant to a merger (the “Merger”) effected pursuant to an Agreement and Plan of Merger, dated June 17, 2020 (the “Merger Agreement”), by and among the Issuer (then operating under the name Olivia Ventures, Inc.), Compass OpCo and the other parties thereto.

On June 19, 2020, the Issuer closed an offering pursuant to which the Issuer agreed to issue and sell to the participants, for an aggregate price of approximately $60.5 million, 12,096,442 Shares (the “Private Placement”). The purchase price for each Share was $5.00. As a result of the Private Placement, the Issuer’s total number of outstanding Shares increased to 52,151,798. This Schedule 13D also relates to an aggregate of 314,066 Shares that were acquired by the Reporting Persons through the Private Placement. The acquisition of such Shares was funded using the working capital of Borealis Granite Fund, L.P. and Vox Health Fund, L.P., the purchasers in the Private Placement.

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Item 4. Purpose of Transaction

The purpose of the Merger was to allow the former equity holders of Compass OpCo to receive shares of a public reporting company. In connection with the Merger, the membership interests of Compass OpCo issued and outstanding immediately prior to the closing of the Merger were exchanged for shares of the Issuer’s Common Stock. Also in connection with the Merger, Mr. Ferneau joined the board of directors of the Issuer. The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

The Shares initially have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement and except for actions by Philip Ferneau evaluated or taken in his role as a director of the Issuer, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)— (b)	As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 2,579,342 Shares held of record by Borealis Granite Fund, L.P. and 169,914 Shares held of record by Vox Health Fund, L.P. Based upon information contained in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2020, such Shares constitutes approximately 5.3% of the issued and outstanding Shares. Borealis Capital Partners III, LLC is the general partner of Borealis Granite Fund, L.P. Borealis Capital Partners IV, LLC is the general partner of Vox Health Fund, L.P. Phil Ferneau is a managing partner of Borealis Ventures. Mr. Ferneau holds a majority ownership interest in Borealis Capital Partners IV, LLC and is the designated manager with voting and investment power over the shares held by Vox Health Fund, L.P.

(c)	Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the closing of the Merger, each of the Reporting Persons entered into a Lock-Up Agreement, substantially in the form attached hereto as Exhibit 2, whereby, subject to certain customary exceptions, they are restricted for a period of up to nine months (terminable early upon certain conditions), from certain sales or dispositions of shares Common Stock held by them, other than shares purchased in the Private Placement or in open market transactions following the Merger.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, the Reporting Persons entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of five years or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement.
2.	Form of Lock-Up Agreement.
3.	Registration Rights Agreement by and among the Issuer and the investors signatory thereto (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed with the SEC on June 23, 2020).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020

Borealis Granite Fund, L.P.

By Its General Partner, Borealis Capital Partners III, LLC,
By Its Manager, Borealis Venture Management II, LLC,

By:	/s/ Philip J. Ferneau
Name:	Philip J. Ferneau
Title:	Managing Member

Vox Health Fund, L.P.

By Its General Partner, Borealis Capital Partners IV, L.P.,
By Its Manager, Borealis Venture Management II, LLC

By:	/s/ Philip J. Ferneau
Name:	Philip J. Ferneau
Title:	Managing Member

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Schedule I

The name and present principal occupation of each of the executive officers and directors of Borealis Granite Fund, L.P., Vox Health Fund, L.P., Borealis Capital Partners III, LLC and Borealis Capital Partners IV, LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have their business address as 10 Allen Street, Hanover, NH 03755.

Name	Position with Reporting Person	Principal Occupation
Jesse F. Devitte	Member of Borealis Capital Partners III, LLC	Venture capital investor
Philip J. Ferneau	Member of Borealis Capital Partners III, LLC and Borealis Capital Partners IV, LLC	Venture capital investor
Matthews G. Rightmire	Member of Borealis Capital Partners III, LLC	Venture capital investor
Benjamin Shaw	Member of Borealis Capital Partners IV, LLC	Venture capital investor
Emily Snyder	Member of Borealis Capital Partners IV, LLC	Venture capital investor

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